SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*

                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)

     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 7, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          506,811
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       0
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                506,811
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          14,476
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                14,476
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 12 to SCHEDULE 13D

         This amendment ("Amendment No. 12") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth
W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew
R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 12 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4         PURPOSE OF TRANSACTION

               Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

               On February 7, 2007, Costa Brava and the Wynnefield Parties (defined below) mailed a letter to the corporate Secretary of the Issuer requesting that the Issuer call a special meeting of the holders of the Issuer's Redeemable Preferred Stock pursuant to the Issuer's Articles of Amendment and Restatement for the purpose of electing two new Class D Directors and further requesting that the Issuer solicit from all holders of the Redeemable Preferred Stock nominees for the vacant Class D directorships.

               The Wynnefield Parties are defined to include the following:
               Wynnefield Small Cap Value, LP, Wynnefield Small Cap Value I, LP, Channel Partnership II, LP Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., and Joshua Landes.

               As of the date of this Amendment No. 12, except as set forth above, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7         MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1       Joint Filing Agreement
               Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
               Exhibit 99.2    Costa Brava Letter dated June 30, 2005*
               Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
               Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
               Exhibit 99.5    Goodman Letter dated November 11, 2005*
               Exhibit 99.6    Form of Warner Stevens Audit Committee Demand
                               Letter dated December 27, 2005*
               Exhibit 99.7    Form of Warner Stevens Board Demand Letter dated
                               December 27, 2005*
               Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
               Exhibit 99.9    Owsley Letter dated December 27, 2005*
               Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
               Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
               Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
               Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer

               *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 to the Schedule 13D is true, complete and correct.



Dated:  February 7, 2007
                                            COSTA BRAVA PARTNERSHIP III, LP


                                            By: Roark, Rearden & Hamot, LLC
                                                Its General Partner

                                            By: /s/ SETH HAMOT
                                                --------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  Manager


                                            ROARK, REARDEN & HAMOT, LLC


                                            By: /s/ SETH HAMOT
                                                --------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  Manager


                                            /s/ SETH HAMOT
                                            ------------------------------------
                                            Seth W. Hamot


                                            WHITE BAY CAPITAL MANAGEMENT, LLC


                                            By: /s/ ANDREW SIEGEL
                                                --------------------------------
                                                Name:   Andrew R. Siegel
                                                Title:  Manager



                                            /s/ ANDREW SIEGEL
                                            ------------------------------------
                                            Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit1          Joint Filing Agreement, dated as of February 9, 2006

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December 27,
                  2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated December
                  27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*

Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*

Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer


*Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 12 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  February 7, 2007

                                            COSTA BRAVA PARTNERSHIP III, LP


                                            By: Roark, Rearden & Hamot, LLC
                                                Its General Partner

                                            By: /s/ SETH HAMOT
                                                --------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  Manager


                                            ROARK, REARDEN & HAMOT, LLC


                                            By: /s/ SETH HAMOT
                                                --------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  Manager


                                            /s/ SETH HAMOT
                                            ------------------------------------
                                            Seth W. Hamot


                                            WHITE BAY CAPITAL MANAGEMENT, LLC


                                            By: /s/ ANDREW SIEGEL
                                                --------------------------------
                                                Name:   Andrew R. Siegel
                                                Title:  Manager



                                            /s/ ANDREW SIEGEL
                                            ------------------------------------
                                            Andrew R. Siegel

                                  EXHIBIT 99.13


February 7, 2007

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED
--------------------------------------------

Ms. Therese Hathaway
Secretary
Telos Corporation
19886 Ashburn Road
Ashburn, Virginia  20147-2358

Dear Ms. Hathaway:

Please take notice that the undersigned holders of Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock ("ERPS") hereby request that Telos call a special meeting of the holders of ERPS pursuant to Article Fifth, Section 7 of the Articles of Amendment and Restatement ("Charter") of Telos Corporation ("Telos") for the purpose of electing two new Class D Directors. The undersigned further request that Telos solicit from all Telos' ERPS holders nominees for the vacant Class D directorships.

Telos' Charter requires that Telos call a special meeting of the ERPS holders within 30 days of the mailing of this notice. If Telos fails to call a special meeting within 30 days of the date of this notice, the undersigned holders of ERPS will be entitled to call the special meeting at a place of their choosing at the expense of Telos.



By: /s/ ANDREW SIEGEL
    ----------------------------------------------
    Andrew Siegel, on behalf of:
    Costa Brava Partnership III, LP


By: /s/ NELSON OBUS
    ----------------------------------------------
    Nelson Obus, on behalf of:
    Wynnefield Small Cap Value, LP
    Wynnefield Small Cap Value I, LP
    Channel Partnership II, LP
    Wynnefield Small Cap Value Offshore Fund, Ltd.
    Wynnefield Capital Management, LLC
    Wynnefield Capital, Inc.
    Joshua Landes